UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    457985208
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 22, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

CUSIP NO. 457985208                                           PAGE 2 OF 10 PAGES

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                a.       [ ]
                b.       [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power

Number of                                      1,380,687
Shares
Beneficially                8             Shared Voting Power
Owned By                                           0
Each
Reporting                   9             Sole Dispositive Power
Person                                         1,380,687
With
                            10            Shared Dispositive Power

                                                   0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,380,687

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13   Percent of Class Represented By Amount in Row (11)

                                      4.9%

14   Type of Reporting Person (See Instructions)

                                     OO; IV

CUSIP NO. 457985208                                           PAGE 3 OF 10 PAGES

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                    a.   [ ]
                    b.   [X]

3    SEC Use Only
4    Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,380,687
Shares
Beneficially                8             Shared Voting Power
Owned By                                             0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,380,687
With
                            10            Shared Dispositive Power
                                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,380,687

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13   Percent of Class Represented By Amount in Row (11)

                                      4.9%

14   Type of Reporting Person (See Instructions)

                                     PN; IA

CUSIP NO. 457985208                                           PAGE 4 OF 10 PAGES

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                    a.   [ ]
                    b.   [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,380,687
Shares
Beneficially                8             Shared Voting Power
Owned By                                             0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,380,687
With
                            10            Shared Dispositive Power
                                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,380,687

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13   Percent of Class Represented By Amount in Row (11)

                                      4.9%

14   Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 457985208                                           PAGE 5 OF 10 PAGES

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2    Check the Appropriate Box If a Member of a Group (See Instructions)
               a.   [ ]
               b.   [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,380,687
Shares
Beneficially                8             Shared Voting Power
Owned By                                             0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,380,687
With
                            10            Shared Dispositive Power
                                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,380,687

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13   Percent of Class Represented By Amount in Row (11)

                                      4.9%

14   Type of Reporting Person (See Instructions)
                                     OO; IA

CUSIP NO. 457985208                                           PAGE 6 OF 10 PAGES

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2    Check the Appropriate Box If a Member of a Group (See Instructions)

               a.   [ ]
               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power

Number of                                        1,745,300
Shares
Beneficially                8             Shared Voting Power
Owned By                                             0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,745,300
With
                            10            Shared Dispositive Power
                                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,745,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13   Percent of Class Represented By Amount in Row (11)

                                      6.2%

14   Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 457985208                                           PAGE 7 OF 10 PAGES

     This Amendment No. 11 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer"). This Amendment No. 11 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 11 is being filed by the Reporting Persons to report a forthcoming distribution of Shares from QIP (as defined below) to its shareholders. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)       Quantum Industrial Partners LDC ("QIP");

           ii)      QIH Management Investor, L.P. ("QIHMI");

           iii)     QIH Management LLC ("QIH Management");

           iv)      Soros Fund Management LLC ("SFM LLC") and

           v)       Mr. George Soros ("Mr. Soros").

     This Statement relates to Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments"). QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     QIP has determined to distribute to its shareholders, including Quantum Industrial Holdings, Ltd.("QIH"), all of the Shares of the Issuer that it holds (other than Shares that may be sold from time to time in routine market transactions prior to the distribution date), and QIH has determined to make a simultaneous distribution of the Shares of the Issuer received from QIP to its shareholders. Such distribution, which is part of a larger distribution of portfolio assets and proceeds by QIP and QIH, is anticipated to occur in the second quarter of 2006.

CUSIP NO. 457985208                                           PAGE 8 OF 10 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February 24, 2006                QUANTUM INDUSTRIAL PARTNERS LDC


                                        By: /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                             Jodye M. Anzalotta
                                             Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.


                                        By:  QIH Management LLC,
                                             its General Partner

                                        By:  Soros Fund Management LLC,
                                             its Managing Member

                                        By: /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                             Jodye M. Anzalotta
                                             Assistant General Counsel

                                        QIH MANAGEMENT LLC

                                        By:   Soros Fund Management LLC,
                                              its Managing Member

                                        By:  /s/ Jodye M. Anzalotta
                                             -----------------------------------
                                              Jodye M. Anzalotta
                                              Assistant General Counsel

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /s/ Jodye M. Anzalotta
                                             -----------------------------------
                                              Jodye M. Anzalotta
                                              Assistant General Counsel

                                        GEORGE SOROS


                                        By:  /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                              Jodye M. Anzalotta
                                              Attorney-in-Fact

CUSIP NO. 457985208                                           PAGE 9 OF 10 PAGES


                                  EXHIBIT INDEX

                                                                                             PAGE NO.

A.   Joint Filing Agreement, dated as of February 24, 2006, by and among Quantum
     Industrial Partners LDC, QIH Management Investor, L.P., QIH Management LLC,
     Soros Fund Management LLC and Mr. George Soros                                             10


CUSIP NO. 457985208                                         PAGE 10 OF 10 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 11 to the Schedule 13D with respect to the Common Stock, $0.01 par value per share of Integra LifeSciences Holdings Corporation, dated as of February 24, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 24, 2006                QUANTUM INDUSTRIAL PARTNERS LDC


                                        By: /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                             Jodye M. Anzalotta
                                             Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.


                                        By:  QIH Management LLC,
                                             its General Partner

                                        By:  Soros Fund Management LLC,
                                             its Managing Member

                                        By: /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                             Jodye M. Anzalotta
                                             Assistant General Counsel

                                        QIH MANAGEMENT LLC

                                        By:   Soros Fund Management LLC,
                                              its Managing Member

                                        By:  /s/ Jodye M. Anzalotta
                                             -----------------------------------
                                              Jodye M. Anzalotta
                                              Assistant General Counsel

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /s/ Jodye M. Anzalotta
                                             -----------------------------------
                                              Jodye M. Anzalotta
                                              Assistant General Counsel

                                        GEORGE SOROS


                                        By: /s/ Jodye M. Anzalotta
                                            ------------------------------------
                                              Jodye M. Anzalotta
                                              Attorney-in-Fact